British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	May 31 , 2002	02/10/17

ISSUER'S ADDRESS	1103 - 11871 Horseshoe Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V7A 5H5	604-278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.terylresourcs.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John G. Robertson"	John G. Robertson	02/10/17
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Jennifer Lorette"	Jennifer Lorette	02/10/17
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TERYL RESOURCES CORP.

REPORT TO THE SHAREHOLDERS FOR THE YEAR ENDED MAY 31, 2002

SCHEDULE B - SUPPLEMENTARY INFORMATION:

1	ANALYSIS OF EXPENSES AND DEFERRED COSTS:

	(a)	See Schedule A - Consolidated Statement of Deferred Exploration and Development Expenditures and Note 7.

	(b)	See Schedule A - Consolidated Schedule of Administration Expenditures

2	RELATED PARTY TRANSACTIONS:

Related Party	Nature of Transactions	Quarter	Year to Date
Companies related to the
President of the Company	Management fees	$7,500	$30,000
	Secretarial & Rent	2,700	11,200

Vice President	Administration fees	2,000	3,568

See Schedule A - Notes 3, 10 and 13 for descriptions of Related Parties and advances to and from Related Parties.

3	SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE YEAR:

(a)	There were no securities issued during the year.
(b)	There were no options issued during the year.

4	SUMMARY OF SECURITIES AS AT MAY 31, 2002:

	(a)	See Note 12 to Schedule A
	(b)	See Note 12 to Schedule A See Note 12 to Schedule A
	(d)	There are no shares subject to Escrow or Pooling agreements

5	DIRECTORS AND OFFICERS AT OCTOBER 17, 2002:

List of Directors	List of Officers
John Robertson	John Robertson – President/Secretary/CEO
Jennifer Lorette	Jennifer Lorette - Vice President
Susanne Robertson
Monique van Oord

SCHEDULE C - MANAGEMENT DISCUSSION AND ANALYSIS:

DESCRIPTION OF BUSINESS:

The Company and its Subsidiary, Teryl, Inc., have several gold, silver and diamond properties in Canada and the United States. See Schedule A - Note 7.

The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks, Alaska mining district. The Gil joint venture, with Kinross Gold Corporation, is divided into two mineralized zones, the Main Gil and the North Gil, which contain an inferred mineral resource of 10.7 million tons of 0.04 opt of gold totalling over 400,000 ounces (see news releases dated January 18, 2002 and June 13, 2002 for details). The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc. owns a 20% working interest and Kinross Gold has a 80% working interest in the Gil joint venture. Plans for the Gil claims in the 2002 calendar year include the continuation of a detailed exploration plan for which a budget of $ 985,000 US has been approved.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims located in the Fairbanks Alaska mining district, which are located near the Kinross Gold producing Fort Knox Mine. The Company is continuing to explore this property as promising results have been identified in some areas. See Schedule A Note 7D. During the year, Kinross Gold withdrew from an option agreement on these claims.

The Company and LinuxWizardry Systems, Inc. entered into a joint venture agreement on March 5, 2002, on the Fish Creek mineral property which is located adjacent to the Gil Venture mineral property. See Schedule A - Note 7C.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION:

Write off and write down of mineral properties and deferred expenditures:

The Company wrote off the deferred explorations and development on the Silverknife claims of $ 2,268 as per its accounting policy regarding mineral properties with no proven economic reserves. The Company also wrote off property costs of $ 1 on the Amad claims as the claims had lapsed.

Results of Operations for the year ended May 31, 2002 compared to the year ended May 31, 2001:

Results of operations was a net loss of $ 82,360 ($0.0036 per share) as compared to a net income of $68,843 ($0.0033 per share) for 2001. In 2001 the Company realized a gain of $ 233,885 on the sale of 69,900 shares of LinuxWizardry Systems Inc. from cash proceeds of $ 248,849. If the Company had not realized these gains a loss of $ 149,723 ($0.0065 per share) would have been reported in 2001.

In 2002 the Oil and Gas operations had net income of $ 6,146 compared to $ 7,874 in 2001, which was mainly due to the Herrmann and Jancik wells having decreased production revenue.

In 2002, revenues of $ NIL and $19,510 from mineral property option payments and oil and gas well production payments respectively compared to $ 53,036 and $ 39,875 respectively in 2001. See Schedule A - Note 7D re cancellation of mineral property option.

Results of Operations for the year ended May 31, 2002 compared to the year ended May 31, 2001 (Cont):

In 2002 expenditures for telephone and telecopier were $ 3,335 compared to $ 26,318 in 2001, due to Teryl Resources being charged for its pro-rata share of communication expenditures in 2001 which were significantly lower in 2002. Some other expenditures in 2002 were lower than in 2001 due to cut-backs in personnel and administration activities.

Subsequent Events:

On August 15, 2002, the Company announced it has arranged a Private Placement of 1,000,000 units of capital stock at a price of $ 0.10 per unit. Each unit will consist of one common share and one share purchase warrant exercisable within the first year for $ 0.12 per common share. This Private Placement replaces one announced April 26, 2002, on which the Company has Subscriptions received of $ 12,000.

On September 23, 2002, the Company granted a stock option to an individual to purchase up to 25,000 common shares at a price of $0.15 for a period of five years.

Financing Activities, Principal Purposes and Milestones, and Liquidity and Solvency:

The Company did not issue any shares in 2002 or 2001. In March, 2001, the Company completed an agreement with IBK Capital Corp. to endeavour to raise up to $ 1,000,000 in capital on terms and conditions acceptable to the Company for which it paid $ 12,500 in 2002 and $ 16,000 in 2001 in financing fees and out of pocket costs. The agreement lapsed without any funds being raised. In May, 2002, the Company entered into an agreement with Georgia Pacific Securities to raise equity capital and has paid a non-refundable advance of $ 4,000 towards financing costs.

In 2002, the Company received loans, on a net basis, of $ 83,741 from related companies and together with an opening cash balance of $ 897, $ 87,926 was spent on operations and $ 3,552 was spent on exploration and development of mineral property interests The Company s cash position as at May 31, 2002 was an overdraft of $ (6,840) compared to $ 897 on deposit as at May 31, 2001 and the working capital deficit increase by $ 150,035 to $ 1,023,465 compared to $ 873,430 as at May 31, 2001. The Company plans to raise funds through sale of capital stock and through option agreements on its mineral properties.

In 2001, the Company received cash proceeds of $ 236,288 from the sale of marketable securities. The Company also received loans, on a net basis, of $19,666 from related companies. Of the total cash raised of $ 255,954 from financing and investing activities together with an opening cash balance of $ 11,725, $ 120,525 was spent on operations and $ 146,139 was spent on exploration and development of mineral property interests with $118 being spent on capital assets.